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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF MARCH, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F       X      Form 40-F
                 -----------            ------------

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                No        X
           -----------        -----------

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                 CNH GLOBAL N.V.


Form 6-K for the month of March, 2002

List of Exhibits:

1. March 27, 2002 press release of registrant relating to the announcement of its annual dividend.

2. March 27, 2002 press release of registrant relating to the announcement of its public offering of 50 million newly issued shares of common stock, and the issuance of equity to majority shareholder Fiat in exchange for debt.






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[CNH LOGO]

                                                                   NEWS  RELEASE

CNH BOARD OF DIRECTORS ANNOUNCES ANNUAL DIVIDEND


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939

ALBERT TREFTS, JR.  Investor Relations (1) 847 955 3821

March 27, 2002 (Lake Forest, IL) The Board of Directors of CNH Global N.V. (NYSE:CNH) has recommended a dividend of 10 cents per share for the year 2001. Payment of the dividend is subject to approval at the Annual Shareholders Meeting, which will be held on Tuesday, May 7, 2002, at the company's registered offices in Amsterdam, the Netherlands. If approved, the dividend will be payable on June 3, 2002 to shareholders of record at close of business on May 20, 2002.

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat-Hitachi, Kobelco, Link-Belt, New Holland, and O&K brands.


- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
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[CNH LOGO]

                                                                   NEWS  RELEASE




CNH TO INCREASE EQUITY, REDUCE DEBT


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939

ALBERT TREFTS, JR. Investor Relations (1) 847 955 3821


March 27, 2002 (Lake Forest, IL) CNH Global N.V. (NYSE:CNH) today launched its plan to increase equity and reduce debt through two separate and concurrent actions: a public offering of 50 million newly issued shares of common stock, and the issuance of equity to majority shareholder Fiat (FIA.MI) in exchange for debt. In total, the two actions are expected to increase CNH equity by over $1.5 billion. As a result, the company's Equipment Operations debt, net of lending to the company's Financial Services Operations, is expected to be reduced from $5.6 billion to $4.1 billion, thereby lowering its capitalization ratio from 75% to 54%, on a pro forma basis as of December 31, 2001.

"The two actions we have initiated today will substantially strengthen our balance sheet and improve liquidity, complementing the progress we have made on the operational side of the business," Paolo Monferino, CNH president and chief executive officer, said. "Since the merger, we have concentrated our efforts on implementing our multi-brand, multi-distribution strategy, shedding unprofitable financial services activities outside the core business, and achieving our merger-related profit improvement objectives.

"As a result, our market share and our operating results have steadily improved even in the face of the dramatic decline in the construction equipment industry during 2001. The refocusing of our financial services on the core business is complete and we will achieve our profit improvement targets well ahead of schedule. Today, with the initiation of our debt reduction plan, and with Fiat's support, we are strengthening our financial structure."

CNH has filed a registration statement with the Securities and Exchange Commission for the sale of 50 million newly issued common shares of CNH stock to parties other than Fiat through a public offering. The public offering will be underwritten by a syndicate of investment banks led by Merrill Lynch & Co. and including JPMorgan and Salomon Smith Barney. The newly issued shares of common stock will be listed on the New York Stock Exchange. The company intends to use the net proceeds of the public offering to repay indebtedness.

In addition, Fiat has indicated its commitment to exchange approximately $1.3 billion of debt, carrying a weighted average interest rate of 5.32%, which is owed to Fiat by CNH, for CNH common shares at a price per share equal to the price of the shares offered to the public. As a result of these two actions, Fiat's ownership stake in CNH is not


- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
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expected to change materially. The exchange of debt for equity will occur concurrently with the closing of the public offering, which is expected in the second quarter of 2002.

CNH stock closed at $4.75 per share on March 26, 2002.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. A copy of the registration statement may be obtained from Investor Relations, CNH Global N.V., Global Management Office, 100 South Saunders Road, Lake Forest, IL 60045.

                                       ###

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat-Hitachi, Kobelco, New Holland, and O&K brands.

Forward Looking Statements. The information contained herein involves
---------------------------
forward-looking statements based on what CNH considers key economic assumptions, and involves risk and uncertainties that could cause actual results to differ. Some significant factors for CNH include general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns pertaining to genetically modified organisms, fuel and fertilizer costs.

Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, industry volumes, as well as CNH's ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. Further information concerning factors that could significantly impact expected results is included in the following sections of CNH's Form 20-F for 2000, as filed with the Securities and Exchange Commission: Key Information; Information on the Company; Operating and Financial Review and Prospects; Directors, Senior Management and Employees; and Financial Information.


Page  2
- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                                CNH Global N.V.



                                                By: /s/ DEBRA E. KUPER
                                                    ----------------------------
                                                        Debra E. Kuper
                                                        Assistant Secretary



March 27, 2002